NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Warrants (expiring January 4, 2019) ('Warrants') of Citigroup, Inc. ('Company') from listing and registration on the Exchange on December 24, 2018, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants is no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company is no longer suitable for listing based on 'abnormally low' price levels, pursuant to Section 802.01D of the Listed Company Manual. The Exchange, on November 26, 2018, determined that the Warrants of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the Exchange. The Company was notified by phone and letter on November 26, 2018. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on November 26, 2018. Trading in the Warrants was suspended intra-day on November 26, 2018. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.